

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 2, 2018

Dean Thrasher
Chief Executive Officer
Security Devices International Inc.
107 Audubon Road, Bldg 2, Suite 201
Wakefield, MA 01880

      Re: Security Devices International Inc.
              Registration Statement on Form S-1
              Filed March 28, 2018
              File No. 333-223995

Dear Mr. Thrasher:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at (202) 551-3635 with any questions.

              Sincerely,

              /s/ Tim Buchmiller for

              Amanda Ravitz
              Assistant Director
              Office of Electronics and Machinery

cc: David S. Hirsch, Esq.
       Hinckley, Allen & Snyder LLP